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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

HealthSpring, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
42224N 10 1
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No.	42224N 10 1	13G	Page	2	of	5 Pages

1	NAMES OF REPORTING PERSONS: Herbert A. Fritch

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		4,841,214(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,841,214(1)

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,841,214(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑ 942,077(2)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.5%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	42224N 10 1	13G	Page	3	of	5 Pages

Item 1(a).	Name of Issuer:	HealthSpring, Inc.
Item 1(b).	Address of Issuer’s	44 Vantage Way
	Principal Executive Offices:	Suite 300
Nashville, TN 37228
Item 2(a).	Name of Person Filing:	Herbert A. Fritch
Item 2(b).	Address of Principal	44 Vantage Way
	Business Office or, if none, Residence:	Suite 300
Nashville, TN 37228
Item 2(c).	Organization/Citizenship:	United States of America
Item 2(d).	Title of Class Of Securities:	Common Stock, $0.01 par value
Item 2(e).	CUSIP Number:	42224N 10 1
Item 3.	Inapplicable.
Item 4.	Ownership.

Total Shares
of
	Common							Sole		Shared
	Stock		Percent		Sole		Shared	Power		Power
	Beneficially		of		Voting		Voting	to		to
Person	Owned		Class		Power		Power	Dispose		Dispose
Herbert A. Fritch	4,841,214	(1)(2)	8.5%	(3)	4,841,214	(1)(2)	0	4,841,214	(1)(2)	0

(1)	Includes an option to purchase 25,000 shares of Common Stock which is currently exercisable. Also includes 982,182 shares owned by the reporting person as trustee of grantor retained annuity trusts.

(2)	Excludes 942,077 shares beneficially owned by Barbara Ann Fritch, spouse of the reporting person, as trustee of various trusts, the beneficiaries of which are adult children or adult stepchildren of the reporting person, and as to which the reporting person disclaims beneficial ownership.

(3)	Based on 57,234,112 shares of Common Stock outstanding as of November 7, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

CUSIP No.	42224N 10 1	13G	Page	4	of	5 Pages
Item 5. Ownership of Five Percent or Less of a Class.
     Inapplicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Inapplicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Inapplicable
Item 8. Identification and Classification of Members of the Group.
     Inapplicable
Item 9. Notice of Dissolution of Group.
     Inapplicable
Item 10. Certifications.
     Inapplicable

CUSIP No.	42224N 10 1	13G	Page	5	of	5 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007 Date
/s/ Herbert A. Fritch (Signature)
Herbert A. Fritch